UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes                     ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated February 1, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC. (Registrant)

By:	/S/ MICHAEL RABINOVITCH
Michael Rabinovitch Senior Vice President and Chief Financial Officer

Date: February 1, 2010

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated February 1, 2010

EXHIBIT 99.1

Company Contact:

Michael Rabinovitch

SVP & Chief Financial Officer

(954) 590-9000

BIRKS & MAYORS INC. REPORTS THIRD QUARTER FISCAL 2010 SALES RESULTS

Montreal, Quebec – (February 1, 2010) – Birks & Mayors Inc. (AMEX: BMJ) (the “Company”) announced today that net sales during the 13 weeks ended December 26, 2009 were $89.3 million, representing an increase of $1.2 million, or 1%, compared to net sales of $88.1 million during the third quarter of last fiscal year. The increase in sales reflects $6.2 million of higher sales related to translating the sales of the Company’s Canadian operations into U.S. dollars due to the stronger Canadian dollar. Comparable store sales (which include stores open in the same period in both the current and prior year and at constant exchange rates) during this period decreased by 4%, which was comprised of a 9% decline in sales of the U.S. stores partially offset by a 2% increase in sales from the stores in Canada.

For the 39 weeks ended December 26, 2009, net sales were $191.5 million, representing a decrease of $30.1 million, or 14%, compared to net sales of $221.7 million during the corresponding period in the prior year. Comparable store sales during this period decreased by 12%, reflecting a 19% decline in sales in the U.S. and a 5% decline in sales in Canada.

As part of its continuing review of its store productivity, the Company also announced the closure, in January, of two retail store locations in Florida; one in the The Shops at Sunset Place in South Miami and its store in City Place in West Palm Beach. In addition, the Company announced its plan to close two locations in Canada; its Hillside Shopping Centre store in Victoria, British Columbia and its West Edmonton Mall store in Edmonton, Alberta. Both of these stores are expected to close in March. The closure of these four stores along with the closure of two stores earlier in the fiscal year brings the total closure of underperforming stores to six this fiscal year, consisting of two stores in the U.S. and four stores in Canada. The Company also announced the planned opening of a new Mayors store in The Gardens Mall in West Palm Beach, Florida later in the month.

Thomas A. Andruskevich, President and Chief Executive Officer commented, “This year’s third quarter sales results continued to reflect the recessionary environment and severe drop in consumer confidence, which has reduced demand for luxury retail products, especially in our Florida market. We are encouraged, however, by the increase in sales in our Canadian market during the holiday sales period. In addition, we continue to closely analyze the profitability of all of our stores, closing those stores that are underperforming while at the same time acting on opportunities to open new stores in locations that meet our strict profitability requirements. As we enter our last fiscal quarter, we will continue to carefully manage the level and productivity of our inventory, reduce expenses wherever possible and limit capital expenditures all with an aim to optimize cash flow. In addition, we will continue to focus on providing superior customer service and maintaining strong client relationships.”

Conference Call Information

A conference call to discuss the sales results of the 13-week and 39-week periods ended December 26, 2009, is scheduled for today, February 1, 2010 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-264-8926 approximately ten minutes prior to the start of the call. All other international callers please dial 1-913-312-6695 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on February 8, 2010 and can be accessed by dialing 1-888-203-1112 and entering conference PIN number 8634312.

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. The Company currently operates 35 stores (Birks Brand) across most major metropolitan markets in Canada, two retail locations in Calgary and Vancouver under the Brinkhaus brand and 28 stores (Mayors Brand) across Florida and Georgia. After the store closures and the new store opening announced in this press release, the Company will have 35 stores across Canada and 29 stores across Florida and Georgia. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning the Company’s ability to manage the level and productivity of its inventory, reducing its operating costs wherever possible and limiting capital expenditures, all with an aim to optimize cash flow, and the expectation that it will focus its attention on providing our customers with superior service and maintaining strong client relationships. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) Economic, political and market conditions, including the recent global economic and financial crisis, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 6, 2009 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.